Exhibit 4.20

NOTICE OF BLACKOUT PERIOD

To:	Directors and Executive Officers of International Game Technology PLC

Re:	Notice of Imposition of Trading Blackout Period Pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002

Date:	November 28, 2015

As part of the harmonizing of the benefit plans of International Game Technology PLC (“IGT PLC”), effective December 31, 2015 the legacy IGT 401(k) plan (called the IGT 401(K) Savings Plan) and the legacy GTECH 401(k) plan (called the GTECH Corporation 401(k) Retirement Savings Plan) will be merging to form the IGT 401K Retirement Savings Plan.

The trustee of the legacy IGT 401(K) Savings Plan has notified IGT PLC (see attached) that, in connection with the merging of these 401(k) plans, the trustee intends to temporarily suspend certain transactions activity in or involving the IGT PLC Stock Fund (the “Stock Fund”) under the legacy IGT 401(k) plan (such period of temporary suspension, the “blackout period”).  During the blackout period, participants will be unable to direct or diversify investments pertaining to, or obtain loans or distributions with respect to, their individual account balances held in the Stock Fund.

Based on the expected timing for the merging of 401(k) plans, the blackout period is expected to begin at 1:00 pm Eastern Time on December 24, 2015 and end at 9:30 am Eastern Time on January 4, 2016.  A director or executive officer may obtain, without charge, information as to whether the blackout period has begun or ended by contacting the Corporate Secretary at +39 335 7811447.

Please note that the blackout period is expected to occur at a time when the trading window under IGT PLC’s securities trading policy is closed. Therefore, in addition to trading restrictions relating to the blackout period, IGT PLC directors, officers and other designated employees are prohibited from buying, selling or otherwise effecting transactions in IGT PLC shares or equity awards because of the closed trading window.

Pursuant to Section 306(a) of Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated under the Securities Exchange Act of 1934, as amended (“Regulation BTR”), this notice is to inform you, as directors and executive officers of IGT PLC, that commencing at 1:00 pm Eastern Time on December 24, 2015, you are prohibited from directly or indirectly purchasing, selling or otherwise acquiring or transferring any ordinary shares of IGT PLC or other equity securities of IGT PLC, including pursuant to options to acquire shares and other derivative securities, during the blackout period described above.  Securities acquired outside of an individual’s service as a director or executive officer (such as shares acquired when the person was an employee but not yet an executive officer) are not covered by this restriction.  However, if you hold both covered shares and non-covered shares, any shares that you sell will be presumed to come first from the covered shares unless you can identify the source of the sold shares and show that you use the same identification for all related purposes (such as tax reporting and disclosure requirements). The restriction will not apply to any purchases or sales made pursuant to Rule 10b5-1 trading plans previously approved by the IGT PLC Legal Department and in existence prior to the date of this notice.

Given the complexity of these rules, you are urged to avoid any discretionary change in your beneficial ownership of IGT PLC equity securities during the blackout period.  If you think an exception may apply to you, you should not trade ANY IGT PLC security or derivative during the blackout period prior to receiving advance written permission from the IGT PLC Legal Department.

If you have any questions concerning this notice, the blackout period or the transactions affected by the blackout period, please contact the Corporate Secretary at +39 335 7811447 or by mail at International Game Technology PLC, Marble Arch House, 66 Seymour Street, Second Floor, London W1H 5BT, United Kingdom.